UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company)

CASCADIAN THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott D. Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Jaskot

Three Logan Square

1717 Arch Street, Suite 3100

Philadelphia, PA 19103

(215) 851-8180

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian”) with the U.S. Securities and Exchange Commission on February 8, 2018 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Valley Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Cascadian’s common stock, par value $0.0001 per share. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph of the subsection entitled “Regulatory Approvals” and inserting the disclosure set forth below at the end of such subsection:

“Pursuant to the HSR Act, Parent and Cascadian filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 31, 2018 and February 2, 2018, respectively, for review in connection with the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., New York City time, on February 15, 2018. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Regulatory Approvals” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On February 13, 2018, an alleged stockholder of Cascadian filed a purported class action lawsuit (captioned Kim v. Cascadian Therapeutics, Inc. et al., Case No. 1:18-cv-00250-UNA) (the “Kim Matter”) in the United States District Court for the District of Delaware against Cascadian and individual members of the board of directors of Cascadian (the “Board”), alleging violations of Sections 14(d) and 14(e) of the Exchange Act, Rule 14d-9(d) promulgated under Section 14(d) of the Exchange Act, and Section 20(a) of the Exchange Act in connection with the Schedule 14D-9. The complaint filed in the Kim Matter alleges that the Schedule 14D-9 omits material information, rendering the Schedule 14D-9 materially deficient. Plaintiff seeks, among other things, orders (i) enjoining the defendants from closing the Offer and consummating the Merger, (ii) directing the defendants to account to the plaintiff and the class for damages sustained, and (iii) awarding plaintiff’s costs, including attorneys’ fees.

On February 14, 2018, an alleged stockholder of Cascadian filed another purported class action lawsuit (captioned Jaso v. Cascadian Therapeutics, Inc. et al., Case No. 2:18-cv-00241) (the “Jaso Matter” and, together with the Kim Matter, the “Actions”) in the United States District

Court for the Western District of Washington at Seattle against Cascadian, individual members of the Board, Merger Sub, and Parent, alleging violations of Sections 14(d), 14(e) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated under Section 14(d) of the Exchange Act. The complaint filed in the Jaso Matter alleges that the Schedule 14D-9 omits material information, rendering the Schedule 14D-9 materially deficient. Plaintiff seeks, among other things, orders (i) enjoining the defendants from closing the Offer and consummating the Merger, or alternatively, rescinding the Transactions and setting them aside or awarding rescissory damages, (ii) directing the individual members of the Board to file an amended Schedule 14D-9, and (iii) awarding plaintiff’s costs, including attorneys’ fees.

Cascadian and the members of the Board believe that the Actions are without merit, and intend to vigorously defend against all claims asserted; however, their ultimate outcome cannot presently be determined. If additional similar complaints are filed, absent new or different allegations that are material, Cascadian will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cascadian Therapeutics, Inc.

Dated: February 16, 2018
	By:	/s/ Julia M. Eastland
	Name:	Julia M. Eastland
	Title:	Chief Financial Officer and Chief Business Officer